Patrick J. Respeliers (816) 691-2411 prespeliers@stinson.com www.stinson.com
1201 Walnut, Suite 2900 Kansas City, MO 64106-2150 Tel (816) 842-8600 Fax (816) 412-8174

December 12, 2008

Mr. Gary Newberry

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Quest Resource Corporation

Form 10-K for Fiscal Year Ended December 31, 2007

Filed March 10, 2008

Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008

Filed May 12, 2008 and August 11, 2008

Form 8-K Dated August 22, 2008

Filed August 25, 2008

File No. 0-17371

Dear Mr. Newberry:

As we discussed on the telephone this morning, we are requesting on behalf of our client, Quest Resource Corporation (the "Company"), a 10 business day extension (until December 29, 2008) to respond to the November 26, 2008 comment letter from the staff of the Securities and Exchange Commission with respect to the filings listed above (the "Comment Letter").

The Company is requesting the extension for the following reasons. As I mentioned on the telephone, the Company is currently investigating the questionable transfer by Jerry Cash, its former CEO, of $10 million to entities controlled by Mr. Cash. On November 25, 2008, Andrews Kurth LLP, the law firm handling the investigation of these transfers, requested, on behalf of the Company, a meeting with the Office of the Chief Accountant to discuss certain issues related to potential restatements of the Company's financial statements as a result of the investigation. The Company is also in discussions with its former auditors to determine whether they would be willing to be re-engaged to assist with responding to the comment letter.

Kansas City, Overland Park, Wichita, Washington, D.C., Phoenix

St. Louis, Omaha, Jefferson City

December 12, 2008

If you have any questions regarding this letter, please do not hesitate to contact me at (816) 691-2411.

Regards,

STINSON MORRISON HECKER LLP

/s/ Patrick J. Respeliers

Patrick J. Respeliers